UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Interactive Brokers Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

45841N 107

(CUSIP Number)

Thomas Peterffy

IBG Holdings LLC

One Pickwick Plaza

Greenwich, CT 06830

Copy to:

Richard Goldberg, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 45841N 107
1.	Names of Reporting Person IBG Holdings LLC I.R.S. Identification No. 35-2296543
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [x]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,683,415(1) 347,648,001(2)
8.	Shared Voting Power Not applicable
9.	Sole Dispositive Power 4,683,415(1)
10.	Shared Dispositive Power Not applicable
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,683,415(1) 347,648,001(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11) 87.6%(3)
14.	Type of Reporting Person (See Instructions) HC

(1)     IBG Holdings LLC beneficially owns 4,683,415 shares of Class A Common Stock, which were acquired on November 12, 2013.

(2)     Pursuant to the Amended and Restated Certificate of Incorporation of the issuer, IBG Holdings LLC, as the sole holder of the 100 outstanding shares of the issuer’s Class B Common Stock, is entitled to the number of votes equal to the number of IBG LLC membership interests held by it at any given time. As of the date of this statement, IBG Holdings LLC holds 347,648,001 IBG LLC membership interests.

(3)     IBG Holdings LLC’s beneficial ownership of 4,683,415 shares of Class A Common Stock represents approximately 8.6% of the outstanding shares of Class A Common Stock and approximately 1.2% of the voting power of the issuer.  IBG Holdings LLC’s beneficial ownership of the 100 outstanding shares of the issuer’s Class B Common Stock entitles it to approximately 86.4% of the voting power of the issuer.  In total, IBG Holdings LLC holds approximately 87.6% of the voting power of the issuer.

CUSIP Number 45841N 107
1.	Names of Reporting Person Thomas Peterffy
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [x]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,683,415(1) 347,648,001(2)
8.	Shared Voting Power Not applicable
9.	Sole Dispositive Power 4,683,415(1)
10.	Shared Dispositive Power Not applicable
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,683,415(1) 347,648,001(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11) 87.6%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)     Mr. Thomas Peterffy, through his ownership of the voting membership interests in IBG Holdings LLC, beneficially owns 4,683,415 shares of Class A Common Stock of the issuer, which were acquired on November 12, 2013. Beneficial ownership for this purpose includes the ability to vote the shares and the power to sell the shares. Mr. Thomas Peterffy has no economic interest in the shares of Class A Common Stock acquired on November 12, 2013. The economic interest in these shares accrues to those members of IBG Holdings LLC who redeemed their membership interests on November 12, 2013.

(2)     Pursuant to the Amended and Restated Certificate of Incorporation of the issuer, Mr. Thomas Peterffy, through his ownership of the voting membership interest in IBG Holdings LLC, beneficially owns all of the 100 outstanding shares of the issuer’s Class B Common Stock and accordingly is entitled to the number of votes equal to the number of IBG LLC membership interests held by IBG Holdings LLC at any given time.  As of the date of this statement, IBG Holdings LLC holds 347,648,001 IBG LLC membership interests.

(3)   Mr. Thomas Peterffy, through his ownership of the voting membership interests in IBG Holdings LLC, beneficially owns 4,683,415 shares of Class A Common Stock, which represents approximately 8.6% of the outstanding shares of Class A Common Stock and approximately 1.2% of the voting power of the issuer.  In addition, through his ownership of the voting membership interests in IBG Holdings LLC, Mr. Thomas Peterffy beneficially owns all of the 100 outstanding shares of the issuer’s Class B Common Stock and accordingly holds approximately 86.4% of the voting power of the issuer through such ownership.  In total, Mr. Thomas Peterffy holds approximately 87.6% of the voting power of the issuer through his ownership of the voting membership interests in IBG Holdings LLC.

Introductory Note:  This Amendment No. 1 to the Schedule 13D (this “Amendment”) filed by IBG Holdings LLC (“IBG Holdings”) and Thomas Peterffy (together with IBG Holdings, the “Reporting Persons”) relates to the acquisition of 4,683,415 shares of Class A Common Stock, par value $0.01 per share of Interactive Brokers Group, Inc. (the “Company”) by the Reporting Persons on November 12, 2013.  This Amendment amends and supplements the Schedule 13D filed on May 17, 2007 (the “Schedule 13D”) with respect to the Class A Common Stock of the Company.  Except as specified in this Amendment, all previous Items are unchanged.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 1.  Security and Issuer

The third paragraph of Item 1 is hereby amended and restated to read as follows:

Pursuant to the Amended and Restated Certificate of Incorporation of the Company (the “Restated Charter”), IBG Holdings, as the sole holder of the 100 outstanding shares of the Class B Common Stock, is entitled to the number of votes equal to the number of IBG LLC membership interests held by it at any given time. As of the date of this statement, IBG Holdings holds 347,648,001 IBG LLC membership interests, and, as a result, the Class B Common Stock held by IBG Holdings represents approximately 86.4% of the voting power of the Company.  Mr. Thomas Peterffy, through his ownership of the voting membership interests in IBG Holdings, beneficially owns all of the outstanding shares of the Class B Common Stock, which represent approximately 86.4% of the voting power of the Company.

The following paragraph is hereby added to Item 1:

On November 12, 2013, IBG Holdings acquired 4,683,415 shares of Class A Common Stock, par value $0.01 per share of the Company in exchange for 4,683,415 membership interests owned by IBG Holdings in IBG LLC.  The shares of Class A Common Stock owned by IBG Holdings represent 1.2% of the voting power of the Company.  Mr. Thomas Peterffy, through his ownership of the voting membership interests in IBG Holdings, beneficially owns 4,683,415 shares of Class A Common Stock, par value $0.01 per share of the Company, which represent 1.2% of the voting power of the Company.

Item 4.  Purpose of Transaction

Item 4 is hereby supplemented by adding the following paragraph:

On November 12, 2013, IBG Holdings acquired 4,683,415 shares of Class A Common Stock, par value $0.01 per share of the Company in exchange for 4,683,415 membership interests owned by IBG Holdings in IBG LLC.  It is intended that the acquired shares will be distributed to, and/or sold for the benefit of certain of the members of IBG Holdings who have elected to redeem a portion of their IBG Holdings membership interests.  The shares to be sold will be sold in open market transactions pursuant to a Rule 10b5-1 trading plan (the “Plan”), more fully described in “Item 6—Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer” of this report.

Item 5.  Interest in Securities of the Issuer

Paragraph (b) of Item 5 is hereby amended and restated to read as follows:

(b) Rows (7) through (10) of the cover pages to the Schedule 13D/A set forth (i) the number of shares of Class A Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition and (ii) the number of shares of Class A Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition.

Paragraph (c) of Item 5 is hereby amended and restated to read as follows:

(c) On November 12, 2013, IBG Holdings acquired 4,683,415 shares of Class A Common Stock, par value $0.01 per share of the Company in exchange for 4,683,415 membership interests owned by IBG Holdings in IBG LLC.  There were no other transactions in the Class A Common Stock by the Reporting Persons during the last sixty days.

A new paragraph (d) to Item 5 is added to read as follows:

(d) Messrs. Paul J. Brody, Chief Financial Officer and Director of the Company, and Earl H. Nemser, Vice Chairman of the Board of the Company, are among the members of IBG Holdings who have elected to redeem a portion of their IBG Holdings membership interests and therefore have an interest in the proceeds of sale of 250,190 and 450,000 shares, respectively, of the Class A Common Stock to be sold pursuant to the Plan. Certain current and former employees of the Company and its subsidiaries also elected the redemption of a portion of their membership interests in IBG Holdings and therefore have an interest in the balance of the shares to be sold under the Plan and/or distributed by IBG Holdings. Neither Mr. Thomas Peterffy nor his affiliates have elected to redeem any of their IBG Holdings membership interests and therefore have no interest in the proceeds of sale or distribution of the shares of Class A Common Stock acquired by IBG Holdings on November 12, 2013.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The first paragraph under subheading “Voting” of Item 6 is hereby amended and restated to read as follows:

Pursuant to the Restated Charter, IBG Holdings, as the sole holder of the 100 outstanding shares of the Class B Common Stock, is entitled to the number of votes equal to the number of IBG LLC membership interests held by it at any given time. Except as otherwise provided by law and the Restated Charter, the Company’s shares of Class A Common Stock and Class B Common Stock vote together as a single class.  As of the date of this statement, IBG Holdings holds 347,648,001 IBG LLC membership interests, and, as a result, the Class B Common Stock held by IBG Holdings represents approximately 86.4% of the voting power of the Company.  Such percentage voting power is anticipated to decrease over time as a result of the exchange and redemption transactions described in this Item 6.  Mr. Thomas Peterffy, through his ownership of the voting membership interests in IBG Holdings, beneficially owns all of the outstanding shares of the Class B Common Stock which represent approximately 86.4% of the voting power of the Company.

The following paragraphs are hereby added to Item 6 after the second paragraph under the subheading “Voting”:

On November 12, 2013, IBG Holdings acquired 4,683,415 shares of Class A Common Stock, par value $0.01 per share of the Company for distribution to, and/or sale for the benefit of, certain of its members who elected to redeem a portion of their IBG Holdings membership interests. The shares of Class A Common Stock were acquired in exchange for 4,683,415 membership interests owned by IBG Holdings in IBG LLC and represent 1.2% of the voting power of the Company.  We anticipate a proportional reduction in the voting power of IBG Holdings as a result of the intended sales in open market transactions of the shares pursuant to the Plan or the distribution of shares by IBG Holdings. Mr. Thomas Peterffy, through his ownership of the voting membership interests in IBG Holdings, beneficially owns 4,683,415 shares of Class A Common Stock, par value $0.01 per share of the Company, which represent 1.2% of the voting power of the Company.

In the aggregate, IBG Holdings holds 87.6% of the voting power of the Company.  Mr. Thomas Peterffy, through his ownership of the voting membership interests in IBG Holdings, holds in the aggregate 87.6% of the total voting power of the Company.

The third paragraph under subheading “Exchange and Redemption of IBG Holdings Membership Interests” of Item 6 is hereby amended and restated to read as follows:

On June 6, 2012, the Company, IBG Holdings and IBG LLC amended the Exchange Agreement (the “Exchange Amendment”), a copy of which is filed as an exhibit hereto and incorporated by reference in its entirety to this Item 6. The Exchange Agreement, as amended, provides that the Company may facilitate the redemption by IBG Holdings of interests held by its members through the issuance of shares of common stock through a public offering in exchange for the interests in IBG LLC being redeemed by IBG Holdings. The Exchange Amendment eliminated from the Exchange Agreement an alternative funding method, which provided that upon approval by the board of directors and by agreement of the Company, IBG LLC and IBG Holdings, redemptions could be made in cash.

The following paragraph is hereby added to Item 6:

Rule 10b5-1 Trading Plan

On November 18, 2013, IBG Holdings entered into a Rule 10b5-1 trading plan (the “Plan”) providing for the sale of 3,780,415 shares of Class A Common Stock, par value $0.01 per share of the Company acquired by IBG Holdings on November 12, 2013 in open market transactions. Under the terms of the Plan, Holdings intends to sell the 3,780,415 shares of Class A common stock over time at prevailing market prices.  The sales will occur until the earlier of the date on which all shares are sold or November 17, 2014 and will be disclosed publicly in accordance with applicable securities laws, rules and regulations through appropriate filings with the Securities and Exchange Commission, as applicable. IBG Holdings and its members will have no control over the stock sales under the Plan.

Item 7.  Material to be Filed as Exhibits

99.1                        Interactive Brokers Group, Inc. Amendment to Exchange Agreement (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by the Company on June 6, 2012)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 18, 2013	IBG HOLDINGS LLC

	By:	/s/ Thomas Peterffy
Name: Thomas Peterffy
Title: Managing Member

Dated: November 18, 2013

/s/ Thomas Peterffy
Thomas Peterffy

Index of Exhibits

99.1                        Interactive Brokers Group, Inc. Amendment to Exchange Agreement (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by the Company on June 6, 2012)